UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Chico’s FAS, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

168615102

(CUSIP Number)

Sean D. Rodgers, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO.	168615102	13D	Page 2

1	NAME OF REPORTING PERSON Cermak Road LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 3

1	NAME OF REPORTING PERSON Cermak Road Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 4

1	NAME OF REPORTING PERSON Sycamore Partners III-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 5

1	NAME OF REPORTING PERSON Sycamore Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 6

1	NAME OF REPORTING PERSON Sycamore Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 7

1	NAME OF REPORTING PERSON Sycamore Partners III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,640,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,640,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

CUSIP NO.	168615102	13D	Page 8

1	NAME OF REPORTING PERSON Stefan L. Kaluzny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,640,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,640,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,640,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 117,944,837 shares of common stock, par value $0.01 per share of Chico’s FAS, Inc. outstanding as of May 28, 2019, as reported in Chico’s FAS, Inc.’s Form 10-Q for the quarter ended May 4, 2019.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2019 (the “Initial Schedule 13D” or the “Schedule 13D”).

Item 1.	Security and Issuer

Item 1 is hereby amended by replacing the second paragraph of Item 1 with the following paragraph:

As of June 19, 2019, the Reporting Persons (defined below) beneficially owned an aggregate of 7,640,620 shares of Common Stock, representing approximately 6.5% of the outstanding shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs before the last three paragraphs in Item 4:

On May 16, 2019, the Chair of the Board sent a letter to Sycamore Partners advising that the Board had unanimously determined to reject the Proposal contained in Sycamore Partner’s Letter dated May 10, 2019.

On June 19, 2019, Sycamore Partners sent a letter (the “June 19 Letter”) to the Chair of the Board pursuant to which Sycamore Partners revised its offer to acquire all of the outstanding shares of Common Stock of the Issuer to a price of $3.00 per share in cash (the “June 19 Proposal”) and requested due diligence access to the Issuer. The foregoing description of the June 19 Letter and the June 19 Proposal is qualified in its entirety by reference to the full text of the June 19 Letter, a copy of which is attached hereto as Exhibit 99.4, and is incorporated herein by reference. The June 19 Proposal may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation, the acquisition of additional shares of Common Stock, or a merger or other extraordinary transaction involving the Issuer. There can be no assurance as to the outcome of any discussions related to the June 19 Proposal or that the June 19 Proposal will be consummated.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the first two paragraphs of Item 5 with the following paragraphs:

Based upon the Issuer’s Form 10-Q for the quarter ended May 4, 2019, there were 117,944,837 shares of the Common Stock outstanding as of May 28, 2019.

Based on the foregoing, as of June 19, 2019, the 7,640,620 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 6.5% of the shares of the Common Stock issued and outstanding. Such 7,640,620 shares of Common Stock are directly owned by Cermak.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2019

CERMAK ROAD LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
President

CERMAK ROAD LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III-A, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III, L.P.

By:	Sycamore Partners III GP, L.P.,
its General Partner

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, L.P.

By:	Sycamore Partners III GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of May 10, 2019, among Cermak Road LLC, Cermak Road Ltd., Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners III GP, L.P., Sycamore Partners III GP, Ltd. and Stefan L. Kaluzny (previously filed)

Exhibit 99.2	Trading data (previously filed)

Exhibit 99.3	Letter from Sycamore Partners to Chico’s FAS, Inc. dated May 10, 2019 (previously filed)

Exhibit 99.4	Letter from Sycamore Partners to Chico’s FAS, Inc. dated June 19, 2019